KENNEDY & BARIS, L.L.P.

ATTORNEYS AT LAW

SUITE 301 4330 EAST WEST HIGHWAY
TEXAS OFFICE: SUITE 800 112 EAST PECAN STREET SAN ANTONIO, TX 78205 (210) 228-9500 FAX: (210) 228-0781	BETHESDA, MD 20814 (301) 229-3400

FAX: (301) 229-2443

WASHINGTON DC OFFICE: SUITE 320 1225 NINETEENTH STREET, NW WASHINGTON, DC 20036 (202) 835-0313 FAX: (202) 835-0319

September 30, 2009

VIA EDGAR

Mr. William Friar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington DC 20549

Re:	Virginia Commerce Bancorp, Inc., File No. 000-28635
Form 10-K

Dear Mr. Friar

On behalf of Virginia Commerce Bancorp, Inc. (the “Company”), we hereby provide the Company’s response to your comment letter dated August 24, 2009 in respect of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and Form 10-Q for the period ended June 30, 2009. For convenience we have preceded each of the Company’s responses with the Commission staff’s comment.

Form 10-K Fiscal Year Ended December 31,2008

Executive compensation

Stock Options

1.                                      Please explain how the determination was made for 2008 to award all executive officers options in the amount of half of the amount granted in 2007. Your CD&A should explain how you determined the amount and why you chose to award the options. Please also confirm that in future filings, your disclosure of each element of compensation will be discussed pursuant to the requirements on Item 402 of Regulation 10-K.

In 2007, grants represented 30% of base salary for all executive officers using the Black-Scholes option-pricing model. In 2008, this formula for granting options to executive officers at any level of award would have resulted in an excessive number of grants relative to the Bank’s performance and low Black-Scholes valuations. The Compensation Committee therefore determined that based on the Bank’s year-over-year earnings being down 50% in 2008, it approved half of the number of grants for 2007.

The Company hereby confirms that in future filings, it will discuss each element of compensation pursuant to the requirements on Item 402.

Transactions with Related Parties

2.                                      Please note the revised disclosure requirements for transactions with related parties in Instruction 4.c. to Item 404(a) of Regulation S-K requiring disclosure on whether the loans to insiders were on terms comparable to those for comparable loans with persons not related to the bank. In future filings, please state, if true, that the loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

The Company acknowledges the revised disclosure requirement, and will comply with the comment in future filings.  The Company hereby advises that the loans we were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the Company or its subsidiary bank.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Consolidated Statements of Operations, page 3

3.                                      Footnote (1) indicates that you recognized other-than-temporary impairment (“OTTI”) on investment securities of $402 thousand during the six months ended June 30, 2009, $138 thousand of which was recognized in earnings. Your disclosure on page 11, however, states that you recognized total OTTI of $1 5 million during this period, $1.4 million of which was recognized in accumulated other comprehensive income and $138 thousand of which was recognized in earnings. Please tell us and revise your future filings to clarify this apparent inconsistency.

In footnote 1, the $402 thousand represents the year-to-date net change in the market value of a pooled trust preferred security from a negative $1.1 million at December 31, 2008, to $1.5 million as of June 30, 2009, of which $138 thousand was recognized in earnings and the balance in other comprehensive loss. In footnote 2, on page 11, the $1.5 million in other than temporary impairment represents the entire market value decline of the same security as of June 30, 2009. The Company will more clearly make this distinction in future filings.

Notes to Consolidated Financial Statements

Note 2 - Investment Securities, page 10

4.                                      We note that you classify your investment in FHLB and FRB stock as restricted stock within available for sale securities. Tell us how you considered the guidance in paragraph 12.26 of the AICPA Audit & Accounting Guide for Depository and Lending Institutions which states that FRB and FHLB stock should not be shown with securities accounted for under SFAS 115. Please advise or revise your future filings to separately classify these investments outside of SFAS 115 securities.

The Company will, in future filings, separately classify FRB and FHLB stock in accordance with the AICPA guidance.

5.                                      We refer to your investment securities tables on pages 10-11. Paragraph 39 of FSP 115-2 and 124-2 (FASB ASC 320-10-50-1B) provides that the disclosures required by the FSP be provided by major security type. Although paragraph 39 provides a list of security types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please consider segregating your domestic corporate debt obligations into further detail (e.g., single issuer vs. pooled trust preferred securities, other corporate debt obligations) based on the nature and risks of the securities.

The Company’s domestic corporate debt obligations represent four pooled trust preferred securities. In future filings the Company will change the description to specify the nature of these securities and further segregate should the nature of the Company’s holding change.

6.                                      Please revise your future filings to provide the disclosures required by paragraph 19 of SFAS 115, as amended by FSP 115-2 and 124-2 (FASB ASC 320-10-50-2aaa).

The Company will comply with the comment in future filings.

7.                                      Please revise your future filings to provide the disclosures required by paragraphs 42 and 43 of FSP FAS 115-2 and 124-2 (FASB ASC 320-10-50-8A and 320-10-50-8B) as they relate to the amount of credit-related OTTI recognized in earnings.

The Company will comply with the comment in future filings.

8.                                      With respect to your trust preferred securities with significant unrealized losses as of the end of the period, please identify the key differences between the cash flow analysis (or other valuation model) used to determine the fair value of the security and the cash flow analysis used to support your OTTI assessment and provide objective evidence that reconciles the significant difference in the results between these two measures.

The significant unrealized losses on the pooled trust preferred securities of $7.044 million as of June 30, 2009, are based on prices compiled from various sources by a third party vendor where fair value is determined on identical or similar securities using pricing models that consider observable market data. These prices are considered the likely loss should the Company sell these pooled trust preferred securities in a currently depressed market for these types of securities. However, as the Company does not intend to sell and more likely than not will not be required to sell these securities the overall impairment is considered temporary on three out of the four securities. The cash flow analysis the Company uses to further determine whether an other than temporary impairment exists calculates the present value of future cash flows considering current and expected future defaults and deferrals, recoveries and the tranche of the security owned by the Company. Based on this analysis that was applied to all four pooled trust preferred securities that the Company owns, one security was deemed to have a $1.5 million other than temporary impairment, of which the credit portion in the amount of $138 thousand was recognized against earnings and the balance as an other comprehensive loss. The credit portion represents the cash flow analysis shortfall.

9.                                      Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 (FASB ASC 320-10-50) and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

The Company acknowledges the requirements in paragraph 38 and will provide an additional table in Note 2 in future filings to provide the more comprehensive disclosure. All four of the Company’s pooled trust preferred securities are rated below investment grade.

Note 4 - Allowance for Loan Losses, page 12

10.                               We note your disclosures on page 7 describing your methodology for measuring loans for impairment and that on page 12 that you had approximately $113.6 million of impaired loans with a specific valuation allowance of $28.4 million and $90.8 million in impaired loans without specific valuation allowances at June 30, 2009. As it relates to these loans, please tell us and revise your future filings, to include the following enhanced disclosures:

•                                    The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

•                                    The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

•                                    In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

•                                    Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

•                                    How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

•                                    In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

•                                    For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

The Company will comply with the comment in future filings, and advises as follows:

•                  The analysis of approximately 65% of impaired loans utilized current third party appraisals to assist with the evaluation of collateral values for the purpose of establishing specific reserves.

•                  When a loan is identified as impaired and collateral dependent, a current evaluation of collateral value via third party appraisal or other valuation methodology is conducted within the calendar quarter of identification when possible, but not more than 90 days after identification.  Charge-offs and specific reserves are established upon determination of collateral value.

•                  During the interim between identification of an impaired loan and receipt of a current appraisal of the related collateral, specific reserves are established based upon interim methodologies including discounted cash flow analysis, tax assessment values, review of market comparables, etc.

•                  In general, variances between charge-offs and fair value of collateral is limited to estimates of projected costs of sale and adjustment of appraisals based upon entrepreneurial profit estimates. Costs of sale are estimated at 10% of value. Discounted cash flow values are adjusted for entrepreneurial profit under the concept that future development profits would not be considered in the Bank’s decision to sell. In the periods presented, there were no variances between charge-offs and fair value.

•                  Partially charged-off loans remain non-performing until such time as a viable restructuring plan is developed.  Upon execution of a forbearance agreement including modified terms, an impaired loan will be re-classified from non-performing to a troubled debt restructuring but, will continue to be identified as impaired until the loan performs under the modified terms for the remainder of the calendar year it was restructured, but not less than 90 days.

•                  As noted above, in the majority of cases, external appraisals are used to establish fair value of the related collateral.  In the interim prior to receipt of a current appraisal or in those situations where a current appraisal is not deemed practical or necessary discounted cash flow analysis, tax assessment values, review of market comparables and other methodologies are used to establish fair value.

•                  Impaired loans which do not have a specific reserve are those loans which have been identified to have sufficient collateral coverage, based upon the fair value of collateral, to repay the entire principal balance due from collateral liquidation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 16

11.                               We note your disclosure that your allowance for loan losses has two basis components - a specific allowance for impaired loans and a general (or unallocated) allowance - and that large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Please revise your future filings to disclose which loans are evaluated individually and which loans are evaluated collectively as a group. In addition, disclose how you take into consideration housing price depreciation and homeowners’ loss of equity in the collateral in your allowance for loan losses for residential mortgages and other loans collectively evaluated for impairment. Also discuss the basis for your assumptions about housing price depreciation.

The Company will comply with the comment in future filings. Future filings will identify that homogenous loan pools are collectively evaluated based upon factors such as levels and trends in delinquencies, trends in loss and problem loan identification, trends in volumes and concentrations, local and national economic trends and conditions including housing price depreciation/homeowners’ loss of equity, competitive factors and other considerations.  These factors are converted into reserve percentages and applied against homogenous loan pool balances.  The discussion of this methodology will include major assumptions applied.

Allowance for Loan Losses/Provision for Loan Loss Expense. page 22

12.                               We note that your net charge-offs as a percentage of average loans outstanding have significantly increased during the six months ended June 30, 2009. Please tell us and revise your future filings to more clearly explain how this trend of increasing charge-offs has impacted or is expected to impact your allowance for loan losses. Specifically describe the triggering events or other circumstances which impact the timing of when an allowance for loan losses is established for an impaired loan versus when the loan is charged-off and explain how the increasing level of charge-offs is factored into your determination of the general (or unallocated) allowance.

The Company will comply with the comment in future filings, and advises as follows: Increased charge-offs in homogenous loan pools dictate upward adjustments to reserve factors for those affected loan types.  The decision to specifically reserve for or partially charge-off an impaired loan balance is predicated upon an evaluation of that loan’s potential to improve based upon a near term change in financial or market conditions which would enable collection of the portion of the loan determined to be impaired.  If these conditions are determined to be favorable, a specific reserve would be established as opposed to a partial charge-off.

13.                               As a related matter, we note your disclosure that the increase in net charge-offs and related provision is attributable to your focus on aggressive problem loan resolution. Please tell us and revise your future filings to disclose whether your focus on aggressive problem loan resolution has resulted in a change to your formal charge-off policy and if so, the reasons for the change. Also, disclose whether you made any other changes to your allowance for loan losses methodology, including:

•              the historical loss data you used as a starting point for estimating current losses;

•              how you incorporated economic factors affecting loan quality into your allowance estimate;

•              the level of specificity you used to group loans for purposes of estimating losses;

•              your application of loss factors to graded loans; and

•              any other estimation methods and assumptions you used.

The Company will comply with the comment in future filings, and advises as follows: The focus on aggressive problem loan resolution has not resulted in any formal changes in charge-off policy or changes in allowance for loan losses methodology other than to recognize the impact of economic and market factors in establishing higher reserve percentages for homogeneous groups of loans.  In this context, aggressive problem loan resolution refers to the allocation of resources in terms of personnel and outside agencies in identifying and addressing problem loans and establishing specific time tables and strategies to implement loan restructures, foreclosures, sale of collateral and recognize loan impairments

Enclosed with this letter please find the requested written acknowledgement statement from the Company.

Please do not hesitate to contact the undersigned at 301.229.3400 (x18), by fax at 301.229.2443, or by email at nmgruber@kennedybaris.com, if you have any questions regarding this response, have any further comments, or require further information.

Sincerely,

/s/ Noel M. Gruber

Noel M. Gruber

Virginia Commerce Bancorp, Inc.

5350 Lee Highway

Arlington, Virginia 22207

September 30, 2009

VIA EDGAR

Mr. William Friar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington DC 20549

Re:	Virginia Commerce Bancorp, Inc., File No. 000-28635
Form 10-K

Dear Mr. Friar;

In connection with the response of Virginia Commerce Bancorp, Inc. (the “Company”) to the comment letter of Commission staff dated August 24, 2009 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and Form 10-Q for the period ended June 30, 2009 (the “Filings”), the Company, by its duly elected and currently serving officer, does hereby acknowledge that:

•                                    The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                                    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                                    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

VIRGINIA COMMERCE BANCORP, INC.

By:	/s/ Peter A. Converse
Peter A. Converse
Chief Executive Officer